UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             LINENS 'N THINGS, INC.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    535679104
                                    ---------
                                 (CUSIP Number)

                                    with copies to:

Jon Scheving Thorsteinsson               John M. Reiss, Esq.            David M. Barbash, Esq.
           Arev                          Gregory Pryor, Esq.           Danika M. Haueisen, Esq.
      Bankastraeti 5                       White & Case LLP               Nixon Peabody LLP
       105 Reykjavik                 1155 Avenue of the Americas          100 Summer Street
    Republic of Iceland                   New York, NY 10036               Boston, MA 02110
      +44 7843 462247                       (212) 819-8247                  (617) 345-6024
-------------------------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                October 24, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

SCHEDULE 13D

CUSIP No. 535679104

1    NAME OF REPORTING PERSONS
     Jakup a Dul Jacobsen

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |X|
3    SEC USE ONLY
4    SOURCE OF FUNDS
     OO (see Item 3)
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          |_|
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Denmark
NUMBER OF SHARES                           7   SOLE VOTING POWER
BENEFICIALLY OWNED                             0
BY EACH REPORTING                          8   SHARED VOTING POWER
PERSON WITH                                    5,393,100(1)
                                           9   SOLE DISPOSITIVE POWER
                                               0
                                           10  SHARED DISPOSITIVE POWER
                                               5,393,100(1)
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,393,100(1)
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.9%
14   TYPE OF REPORTING PERSON
     IN

(1) Jakup a Dul Jacobsen may be deemed to be the beneficial owner of the shares of common stock of Linens 'n Things, Inc. reported herein by Lagerinn ehf through his direct ownership of Lagerinn ehf and through arrangements with Kaupthing Bank hf. See Item 3.

SCHEDULE 13D


CUSIP No. 535679104



1    NAME OF REPORTING PERSONS
     Lagerinn ehf

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |X|
3    SEC USE ONLY
4    SOURCE OF FUNDS
     WC, BK (see Item 3)
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          |_|
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Republic of Iceland
NUMBER OF SHARES                           7    SOLE VOTING POWER
BENEFICIALLY OWNED                              0
BY EACH REPORTING                          8    SHARED VOTING POWER
PERSON WITH                                     5,393,100(1)
                                           9    SOLE DISPOSITIVE POWER
                                                0
                                           10   SHARED DISPOSITIVE POWER
                                                5,393,100(1)
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,393,100(1)
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.9%
14   TYPE OF REPORTING PERSON
     CO

(1) Lagerinn ehf may be deemed to be the beneficial owner of the shares of common stock of Linens 'n Things, Inc. through arrangements with Kaupthing Bank hf. See Item 3.

SCHEDULE 13D

CUSIP No. 535679104


1    NAME OF REPORTING PERSONS
     TF Holding P/F

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |X|
3    SEC USE ONLY
4    SOURCE OF FUNDS
     WC, BK (see Item 3)
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          |_|
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Faroe Islands
NUMBER OF SHARES                           7   SOLE VOTING POWER
BENEFICIALLY OWNED                             0
BY EACH REPORTING                          8   SHARED VOTING POWER
PERSON WITH                                    1,348,275(1)
                                           9   SOLE DISPOSITIVE POWER
                                               0
                                           10  SHARED DISPOSITIVE POWER
                                               1,348,275(1)
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,348,275(1)
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |X|
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.9%
14   TYPE OF REPORTING PERSON
     CO

(1) TF Holding P/F and Lagerinn ehf have agreed in principle that Lagerinn ehf will sell and TF Holding P/F will purchase twenty-five percent (25%) of the shares of common stock of Linens 'n Things, Inc. owned by Lagerinn ehf as of the close of business on October 25, 2005. TF Holding P/F hereby disclaims beneficial ownership of (i) the remaining seventy-five percent (75%) of shares of common stock of Linens 'n Things, Inc. owned by Lagerinn ehf as of the close of business on October 25, 2005 and excludes all such shares from this table. See Item 3.

SCHEDULE 13D

CUSIP No. 535679104


1    NAME OF REPORTING PERSONS
     Kaupthing Bank hf.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |X|
3    SEC USE ONLY
4    SOURCE OF FUNDS
     WC (see Item 3)
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          |_|
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Republic of Iceland
NUMBER OF SHARES                           7   SOLE VOTING POWER
BENEFICIALLY OWNED                             0
BY EACH REPORTING                          8   SHARED VOTING POWER
PERSON WITH                                    5,393,100(1)
                                           9   SOLE DISPOSITIVE POWER
                                               0
                                           10  SHARED DISPOSITIVE POWER
                                               5,393,100(1)
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,393,100(1)
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.9%
14   TYPE OF REPORTING PERSON
     BK
     (1) Kaupthing Bank hf. may be deemed to be the beneficial owner of the shares of common stock of Linens 'n Things, Inc. through arrangements with Lagerinn ehf. See Item 3.

     The statement on Schedule 13D filed on September 22, 2005 relating to the common stock, $0.01 par value per share (the "Common Stock"), of Linens 'n Things, Inc., a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on September 27, 2005 (the "Schedule 13D"), is hereby further amended as set forth below by this Amendment No. 2 to the
Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The aggregate purchase price of the 5,393,100 shares of the Common Stock currently beneficially owned by Jacobsen, Lagerinn and Kaupthing (the "Shares") was $137,045,210 (the "Purchase Price"). The Shares were purchased by Kaupthing in accordance with certain Agreements, by and between Kaupthing and Lagerinn, (the "Equity Swap Agreements"). Lagerinn and Kaupthing may be deemed to be the beneficial owners of the Shares because they entered into the Equity Swap Agreements and Jacobsen may be deemed to beneficially own the Shares because of his direct ownership of all the shares of Lagerinn.

     Kaupthing has purchased and holds the Shares pursuant to the Equity Swap Agreements by using available working capital. Lagerinn has the right at any time to close out the Equity Swap Agreements and purchase the Shares. Kaupthing shall hold the Shares until the earlier of (i) April 5, 2006 and (ii) such earlier date as Lagerinn closes the swap agreement and purchases the Shares (the "Closing Date"). On the Closing Date, Lagerinn is obligated to purchase the Shares from Kaupthing pursuant to the Equity Swap Agreements. Lagerinn has the exclusive right to direct Kaupthing to vote and dispose of the Shares. Pursuant to the Equity Swap Agreements, Lagerinn bears the economic risk and benefit of the Shares. Any dividends paid on the Shares shall be paid to Lagerinn on the Closing Date. If Lagerinn does not purchase the Shares by April 5, 2006, Kaupthing has the right to dispose of the Shares as it sees fit and shall pay to Lagerinn, with respect to the Shares purchased pursuant to each Equity Swap Agreement, the increase in value of such Shares from the date of such Equity Swap Agreement (subject to certain offsets for fees and brokerage commissions). In the event that Lagerinn does not purchase the Shares by April 5, 2006 and the Shares decrease in value, Lagerinn shall pay to Kaupthing, with respect to the Shares purchased pursuant to each Equity Swap Agreement, the amount of the decrease in value of such Shares from the date of such Equity Swap Agreement (together with certain fees and brokerage commissions). Lagerinn is also obligated to pay to Kaupthing (i) interest on the Purchase Price at 5.0863%; and
(ii) certain fees. Jacobsen and Lagerinn have pledged certain assets other than the Shares to Kaupthing to secure Lagerinn's obligations under the Equity Swap Agreements. The foregoing summary of the Equity Swap Agreements is qualified in its entirety by reference to the Equity Swap Agreements, copies of English translations of which are filed as Exhibit B, Exhibit C and Exhibit D to this Statement. Lagerinn expects that it will purchase the Shares from Kaupthing by using available working capital.

     Lagerinn has agreed in principle with TF Holding that Lagerinn will sell and TF Holding will purchase twenty-five percent (25%) of the Common Stock owned by Lagerinn as of the close of business on October 25, 2005. The sale price has not been finally determined but will be Lagerinn's average purchase price for the Shares plus a pro rata share of Lagerinn's costs incurred for its purchases of the Shares through October 25, 2005 (including advisor fees) (the "Sale Price"). The Sale Price will be funded from TF Holding's working capital. TF Holding may determine to use borrowings from one or more financial institutions (which have not yet been identified) but has not yet determined to do so. TF Holding is not obligated to purchase more than two hundred fifty (250) million Danish Kroner ("DKK") worth of Shares from Lagerinn. If the aggregate Sale Price would be greater than DKK two hundred fifty (250) million, then the number of shares that TF Holding is obligated to purchase shall be reduced by the number of shares required to make the aggregate Sale Price equal to DKK two hundred fifty (250) million. As part of the agreement in principle, Lagerinn will also have the right to repurchase the Shares sold to TF Holding at a per share price equal to the prevailing market price of such Shares on the New York Stock Exchange at the time Lagerinn exercises such right. The repurchase right will exist only if the share price increases more than three hundred percent (300%) by October 1, 2009 as compared to the closing price on the New York Stock Exchange on October 25, 2005. Additionally, if TF Holding decides to dispose of the Shares purchased from Lagerinn, Lagerinn will have the right of first refusal to purchase such Shares at the prevailing market price of such Shares on the New York Stock Exchange. The agreement in principle has not yet been reduced to writing.

Item 5. Interest in Securities of the Issuer

     Item 5 of the statement on Schedule 13D is hereby amended and restated as follows:

     (a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of October 24, 2005.

                                        Number of Shares             Number of Shares             Aggregate
                                    Beneficially Owned with       Beneficially Owned with         Number of         Percentage of
                                        Sole Voting and              Shared Voting and             Shares               Class
                                       Dispositive Power             Dispositive Power          Beneficially         Beneficially
                Name                                                                                Owned              Owned(1)
-----------------------------------------------------------------------------------------------------------------------------------
Reporting Persons                   0                             5,393,100                     5,393,100           11.9


Lagerinn ehf (2)                    0                             5,393,100                     5,393,100           11.9


Jakup a Dul Jacobsen (2)            0                             5,393,100                     5,393,100           11.9


TF Holding P/F (3)                  0                             1,348,275                     1,348,275           2.9


Kaupthing Bank hf. (2)              0                             5,393,100                     5,393,100           11.9

(1) The percentages of Common Stock indicated in this table are based on the 45,290,079 shares of Common Stock outstanding as of August 1, 2005, as disclosed in the Issuer's most recent Form 10-Q filed with the Securities and Exchange Commission. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within 60 days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner and for the Reporting Persons but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

(2) Lagerinn ehf may be deemed to be the beneficial owner of the shares of common stock of Linens 'n Things, Inc. through arrangements with Kaupthing. Jakup a Dul Jacobsen may be deemed to be the beneficial owner of the shares of common stock of the Issuer reported herein by Lagerinn ehf through his direct ownership of Lagerinn ehf and through arrangements with Kaupthing. See Item 3.

(3) TF Holding and Lagerinn have agreed in principle that Lagerinn will sell and TF Holding will purchase twenty-five percent (25%) of the Common Stock owned by Lagerinn as of the close of business on October 25, 2005. TF Holding hereby disclaims beneficial ownership of (i) the remaining seventy-five percent (75%) of the Common Stock owned by Lagerinn as of the close of business on October 25, 2005 and excludes all such shares from this table.

     Other than as described above, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A to the Schedule 13D, beneficially owns any securities of the Issuer.

     (c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the most recent filing of the Schedule 13D is set forth in Schedule B hereto and is incorporated herein by reference. All of the transactions in Shares listed on Schedule B hereto were effected in open market purchases on the New York Stock Exchange by Kaupthing Securities, Inc., a Delaware corporation and subsidiary of Kaupthing.

     (d) Dividends on the Shares will be paid to Kaupthing as the record owner of the Shares at all times prior to the Closing Date. Any such dividends, however, are to be paid to Lagerinn on the Closing Date.

     Other than as described above, to the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2005

                                    JAKUP A DUL JACOBSEN



                                    /s/ Jakup a Dul Jacobsen
                                    ------------------------------




                                    LAGERINN EHF



                                    /s/ Sigurdur Berntsson
                                    ------------------------------
                                    Name:  Sigurdur Berntsson
                                    Title: Chief Financial Officer

                                    TF HOLDING P/F



                                    /s/ Gunnar i Lida
                                    ------------------------------
                                    Name:  Gunnar i Lida
                                    Title: Managing Director

                                    KAUPTHING BANK HF.



                                    /s/ Hannes Frimann Hrolfsson
                                    ------------------------------------------
                                    Name:  Hannes Frimann Hrolfsson
                                    Title: Head of FX and Derivatives Sales
                                           Treasury of Kaupthing Bank Iceland



                                    /s/ Gudmundur Thordur Gudmundsson
                                    ------------------------------------------
                                    Name:  Gudmundur Thordur Gudmundsson
                                    Title: Managing Director Treasury of
                                           Kaupthing Bank Iceland

SCHEDULE B

Schedule B to the Schedule 13D is hereby amended as follows:

Transactions in the Shares by the Reporting Persons since the most recent filing of the Schedule 13D




                        Date of                               Average Price Per
        Name          Transaction       Amount of Shares           Share
Kaupthing(1)           10/25/05            280,000                 $24.82

Kaupthing(1)           10/24/05            274,400                 $24.82

Kaupthing(1)           10/21/05            355,000                 $24.20

(1) Kaupthing purchased and holds the Shares pursuant to the Equity Swap Agreements.